Exhibit 99.1

Canadian Solar’s Subsidiary CSI Solar Completes its IPO Process and Starts Trading on the Shanghai Stock Exchange

GUELPH, ONTARIO, June 9, 2023 -- Canadian Solar Inc. (the "Company" or "Canadian Solar") (NASDAQ: CSIQ) today announces that its majority-owned subsidiary CSI Solar Co., Ltd. (“CSI Solar") has completed its initial public offering (“IPO”) process and its shares started trading on the Shanghai Stock Exchange’s Sci-Tech Innovation Board on June 9, 2023 under the stock code 688472.

In the IPO, CSI Solar issued 541,058,824 shares, representing 15% of 3,607,058,824 shares outstanding immediately after the IPO. In addition, CSI Solar has granted the principal underwriter of the IPO a 30-day option to purchase up to an additional 81,158,500 shares of CSI Solar to cover over-allotments, if any. The total shares issued by CSI Solar will be 622,217,324, representing approximately 17% of 3,688,217,324 shares outstanding after the IPO, assuming that the over-allotment option is exercised in full.

The shares were issued at a public offering price of RMB11.10 per share and the total gross proceeds of the IPO are approximately RMB6.0 billion (approximately US$850 million). Immediately after the IPO, Canadian Solar owns approximately 64% of CSI Solar, assuming the over-allotment option is not exercised, or approximately 62% of CSI Solar, assuming that the over-allotment option is exercised in full.

The shares of CSI Solar will not be and have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 22 years, Canadian Solar has successfully delivered around 94 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built and connected over 8.8 GWp in over 20 countries across the world. Currently, the Company has approximately 609 MWp of projects in operation, 6.9 GWp of projects under construction or in backlog (late-stage), and an additional 17.7 GWp of projects in advanced and early-stage pipeline. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the "Safe Harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "believes," "expects," "anticipates," "intends," "estimates," the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar and battery storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; supply chain disruptions; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets, such as Japan, the U.S., China, Brazil and Europe; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance ("ESG") requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; uncertainties related to the CSI Solar carve-out listing; litigation and other risks as described in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 18, 2023. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.